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                                                                    EXHIBIT 23.2

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
aQuantive, Inc.:

We consent to the use of our report dated June 15, 2004, with respect to the combined balance sheets of SBI.Razorfish (a carved-out business unit of SBI Holdings Inc.) as of December 31, 2003 and 2002, and the related combined statements of operations, business unit equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003 included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective on January 1, 2002.

/s/ KPMG LLP
Salt Lake City, Utah
March 16, 2005